Exhibit 99.3
MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (
IFRS
) as issued by the International Accounting Standards Board (
IASB)
and appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.
Management has prepared the Management’s Discussion and Analysis (
MD&A
). The MD&A is based on the financial results of Precision Drilling Corporation (the
Corporation
) prepared in accordance with IFRS as issued by the IASB. The MD&A compares the audited financial results for the years ended December 31, 2021 and December 31, 2020.
Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (
COSO 2013
). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2021. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2021.
KPMG LLP (
KPMG
), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.
KPMG also completed an audit of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2021, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2021.
The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu	/s/ Carey T. Ford

Kevin A. Neveu	Carey T. Ford
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 4, 2022	March 4, 2022

Precision Drilling Corporation 2021 Annual Report            1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation and subsidiaries (
the
Company
) as of December 31, 2021 and 2020, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flow for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB)
, the Company’s internal control over financial reporting as of December 31, 2021, based on “criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 4, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of indicators of impairment for the Contract Drilling cash generating units (CGUs)
As discussed in notes 3(f) and 3(s) to the consolidated financial statements, the Corporation reviews the carrying amount of each of the cash generating units (CGUs) at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that an asset may be impaired such as financial performance of the CGUs compared to historical results and forecasts and consideration of the Corporation’s market capitalization. The Corporation did not identify an indicator of impairment within the Corporation’s Contract Drilling CGUs as at December 31, 2021. Accordingly, no impairment tests were performed on the Contract Drilling CGUs as at December 31, 2021. Total assets recognized in the Contract Drilling CGUs at December 31, 2021 were approximately $2,392,382 thousand.
We identified the assessment of indicators of impairment for the Corporation’s Contract Drilling CGUs as a critical audit matter. Complex auditor judgement was required in evaluating the amount of earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization (Adjusted EBITDA) budgeted for 2022 for the Contract Drilling CGUs, used in the indicator of impairment assessment for comparison to the Adjusted EBITDA for 2021, and consideration of the Corporation’s market capitalization on the Corporation’s impairment indicator assessment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control over the Corporation’s identification and evaluation of indicators that the Contract Drilling CGUs may be impaired, which includes the comparison of the Adjusted EBITDA budgeted for 2022 to the Adjusted EBITDA for 2021, and the assessment of the Corporation’s market capitalization. We evaluated the Corporation’s 2022 budgeted Adjusted EBITDA for the Contract Drilling CGUs by comparing it to historical results considering the impact of changes

2             Consolidated Financial Statements

in conditions and events affecting the Contract Drilling CGUs. We compared the Corporation’s 2021 budgeted Adjusted EBITDA for the Contract Drilling CGUs to actual results to assess the Corporation’s ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation’s impairment indicator analysis.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 1987.
Calgary, Canada
March 4, 2022

Precision Drilling Corporation 2021 Annual Report            3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation
Opinion on Internal Control over Financial Reporting
We have audited Precision Drilling Corporation’s and subsidiaries’ (the
Company
) internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (
PCAOB
), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of loss, comprehensive loss, changes in equity, and cash flow for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 4, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 4, 2022

4             Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash		$40,588	$108,772
Accounts receivable	(Note 25)	255,740	207,209
Inventory		23,429	26,282
Total current assets		319,757	342,263
Non-current assets:
Deferred tax assets	(Note 14)	867	1,098
Property, plant and equipment	(Note 7)	2,258,391	2,472,683
Intangibles	(Note 8)	23,915	27,666
Right-of-use assets	(Note 12)	51,440	55,168
Investments and other assets		7,382	—
Total non-current assets		2,341,995	2,556,615
Total assets		$2,661,752	$2,898,878
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 25)	$224,123	$150,957
Income tax payable		839	3,702
Current portion of lease obligations		10,935	11,285
Current portion of long-term debt	(Note 9)	2,223	896
Total current liabilities		238,120	166,840
Non-current liabilities:
Share-based compensation	(Note 13)	26,728	11,507
Provisions and other	(Note 16)	6,513	7,563
Lease obligations		45,823	48,882
Long-term debt	(Note 9)	1,106,794	1,236,210
Deferred tax liabilities	(Note 14)	12,219	21,236
Total non-current liabilities		1,198,077	1,325,398
Shareholders’ equity:
Shareholders’ capital	(Note 17)	2,281,444	2,285,738
Contributed surplus		76,311	72,915
Deficit		(1,266,980)	(1,089,594)
Accumulated other comprehensive income	(Note 19)	134,780	137,581
Total shareholders’ equity		1,225,555	1,406,640
Total liabilities and shareholders’ equity		$2,661,752	$2,898,878
See accompanying notes to consolidated financial statements.
Approved by the Board of Directors:

/s/ William T. Donovan	/s/ Steven W. Krablin

William T. Donovan Director	Steven W. Krablin Director

Precision Drilling Corporation 2021 Annual Report            5

CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2021	2020
Revenue	(Note 5)	$986,847	$935,753
Expenses:
Operating	(Note 10, 25)	698,144	583,420
General and administrative	(Note 10, 25)	95,931	70,869
Restructuring	(Note 10)	—	18,061
Earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization		192,772	263,403
Depreciation and amortization		282,326	316,322
Gain on asset disposals		(8,516)	(11,931)
Foreign exchange		393	4,542
Finance charges	(Note 11)	91,431	107,468
Loss on investments and other assets		400	—
Loss (gain) on redemption and repurchase of unsecured senior notes	(Note 9)	9,520	(43,814)
Loss before income taxes		(182,782)	(109,184)
Income taxes:	(Note 14)
Current		3,203	5,290
Deferred		(8,599)	5,664
		(5,396)	10,954
Net loss		$(177,386)	$(120,138)
Net loss per share:	(Note 18)
Basic		$(13.32)	$(8.76)
Diluted		$(13.32)	$(8.76)
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31, (Stated in thousands of Canadian dollars)	2021	2020
Net loss	$(177,386)	$(120,138)
Unrealized loss on translation of assets and liabilities of operations denominated in foreign currency	(11,256)	(25,925)
Foreign exchange gain on net investment hedge with U.S. denominated debt	8,455	23,853
Tax benefit related to net investment hedge of long-term debt	—	5,398
Comprehensive loss	$(180,187)	$(116,812)
See accompanying notes to consolidated financial statements.

6             Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, (Stated in thousands of Canadian dollars)		2021	2020
Cash provided by:
Operations:
Net loss		$(177,386)	$(120,138)
Adjustments for:
Long-term compensation plans		31,952	17,769
Depreciation and amortization		282,326	316,322
Gain on asset disposals		(8,516)	(11,931)
Foreign exchange		1,733	4,808
Finance charges		91,431	107,468
Income taxes		(5,396)	10,954
Other		(972)	(2,392)
Loss on investments and other assets		400	—
Loss (gain) on redemption and repurchase of unsecured senior notes		9,520	(43,814)
Income taxes paid		(5,999)	(6,468)
Income taxes recovered		48	1,385
Interest paid		(67,258)	(103,851)
Interest received		360	615
Funds provided by operations		152,243	170,727
Changes in non-cash working capital balances	(Note 25)	(13,018)	55,391
Cash provided by operations		139,225	226,118

Investments:
Purchase of property, plant and equipment	(Note 7)	(75,941)	(61,535)
Purchase of intangibles	(Note 8)	—	(57)
Proceeds on sale of property, plant and equipment		13,086	21,094
Purchase of investments and other assets		(3,500)	—
Changes in non-cash working capital balances	(Note 25)	9,742	(19)
Cash used in investing activities		(56,613)	(40,517)

Financing:
Issuance of long-term debt	(Note 9)	696,341	151,066
Repayment of long-term debt	(Note 9)	(824,871)	(278,112)
Repurchase of share capital	(Note 17)	(4,294)	(11,317)
Debt amendment fees	(Note 8)	(913)	(690)
Debt issue costs	(Note 9)	(9,450)	(354)
Lease payments		(6,726)	(6,217)
Cash used in financing activities		(149,913)	(145,624)

Effect of exchange rate changes on cash		(883)	(5,906)
Increase (decrease) in cash		(68,184)	34,071
Cash, beginning of year		108,772	74,701
Cash, end of year		$40,588	$108,772
See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2021 Annual Report            7

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 17)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 19)	Deficit	Total Equity
Balance at January 1, 2021	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
Net loss	—	—	—	(177,386)	(177,386)
Other comprehensive loss	—	—	(2,801)	—	(2,801)
Share-based payment reclassification	—	(4,757)	—	—	(4,757)
Share repurchase	(4,294)	—	—	—	(4,294)
Share-based compensation expense	—	8,153	—	—	8,153
Balance at December 31, 2021	$2,281,444	$76,311	$134,780	$(1,266,980)	$1,225,555

(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 17)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 19)	Deficit	Total Equity
Balance at January 1, 2020	$2,296,378	$66,255	$134,255	$(969,456)	$1,527,432
Net loss	—	—	—	(120,138)	(120,138)
Other comprehensive income	—	—	3,326	—	3,326
Redemption of non-management directors’ DSUs	677	(502)	—	—	175
Share-based payment reclassification	—	(8,331)	—	—	(8,331)
Share repurchase	(11,317)	—	—	—	(11,317)
Share-based compensation expense	—	15,493	—	—	15,493
Balance at December 31, 2020	$2,285,738	$72,915	$137,581	$(1,089,594)	$1,406,640
See accompanying notes to consolidated financial statements.

8             Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1.
DESCRIPTION OF BUSINESS
Precision Drilling Corporation (
Precision
or the
Corporation
) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.
NOTE 2.
BASIS OF PREPARATION
(a) Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (
IFRS
) as issued by the International Accounting Standards Board (
IASB
).
These consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2022.
(b) Basis of Measurement
The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.
(c) Use of Estimates and Judgements
The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in Note 3(d), (e), (f), (h), (i), (k), (q) and (s) and Note 4.
Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries of non-financial
assets.
The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services well exceeds their remaining useful lives. In addition, the Corporation’s property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon
projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.
In future periods, if indications of impairment of
non-financial
assets exist, the Corporation’s measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation’s continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation’s weighted average cost of capital.
NOTE 3.
SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Consolidation
These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly-owned. The consolidated financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.
Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.
Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

Precision Drilling Corporation 2021 Annual Report            9

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.
(b) Cash
Cash consists of cash and short-term investments with original maturities of three months or less.
(c) Inventory
Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.
(d) Property, Plant and Equipment
Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.
Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day
servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.
Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line
Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.
Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of loss.
Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.
The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively, if appropriate.
(e) Intangibles
Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.
Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

10             Notes to Consolidated Financial Statements

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision’s own historical experience and may change as more experience is gained or technological advancements are made.
Amortization is recognized in net earnings using the straight-line method over the estimated useful lives of the respective assets. Precision’s loan commitment fees are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to
10 years
.
The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.
(f) Impairment of
Non-Financial
Assets
The carrying amounts of the Corporation’s
non-financial
assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or CGU). Judgement is required in the aggregation of assets into CGUs.
If any such indication exists, then the asset or CGU’s recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment. For CGUs that contain goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is, at a minimum, completed annually as of December 31.
The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(g) Borrowing Costs
Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.
All other interest and borrowing costs are recognized in net earnings in the period in which they are incurred.
(h) Income Taxes
Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and requires significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded.

Precision Drilling Corporation 2021 Annual Report            11

The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
(i) Revenue from Contracts with Customers
Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 30 days of the customer’s receipt of an invoice.
Contract Drilling Services
The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.
The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.
The Corporation also provided directional drilling services, which included the provision of directional drilling equipment, tools and personnel to the wellsite, and performance of daily directional drilling services. Directional drilling revenue was recognized over time, upon the daily completion of operating activities. Operating days were measured through daily tour sheets. Revenue was recognized at the applicable day rate, as stipulated in the directional drilling contract. The Corporation’s directional drilling business was sold in July 2021.
Completion and Production Services
The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.
The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.
The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site
and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.
(j) Employee Benefit Plans
Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.
(k) Provisions
Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
(l) Share-Based Incentive Compensation Plans
The Corporation has established several cash-settled share-based incentive compensation plans for non-management
directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured
at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

12             Notes to Consolidated Financial Statements

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions.
Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management
directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.
The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.
(m) Foreign Currency Translation
Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end
rates.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.
For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.
(n) Per Share Amounts
Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.
(o) Financial Instruments
i)
Non-Derivative
Financial Instruments:
Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through net earnings. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.
Upon initial recognition of a
non-derivative
financial asset a loss allowance is recorded for Expected Credit Losses (
ECL
). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.
ii) Derivative Financial Instruments:
The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the statement of financial position at estimated fair value. Transaction costs are recognized in net earnings when incurred.

Precision Drilling Corporation 2021 Annual Report            13

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statement of financial position at estimated fair value and changes in the fair value are recognized in earnings.
(p) Hedge Accounting
The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through net earnings.
A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through net earnings upon dissolution or substantial dissolution of the foreign operation.
(q) Leases
At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

☐	the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
☐	the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
☐	the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
Leases in which Precision is a lessee
Precision recognizes a
right-of-use
asset and corresponding lease obligation at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term. The estimated useful lives of right-of-use
assets are consistent with those of property, plant and equipment. In addition, the right-of-use
asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of the minimum lease payments not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.
Lease payments included in the measurement of the lease obligation comprise the following:

☐	fixed payments, including in-substance fixed payments;
☐	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
☐	amounts expected to be payable under a residual value guarantee; and
☐
the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

14             Notes to Consolidated Financial Statements

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations require the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

☐	future lease payments arising from a change in an index or rate;
☐	the estimated amount expected to be payable under a residual value guarantee; or
☐	the assessment of whether Precision will exercise a purchase, extension or termination option.
When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in net earnings if the carrying amount of the right-of-use
asset has been reduced to zero.
Leases in which Precision is a lessor
When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.
To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.
When acting as a
sub-lessor,
Precision accounts for its interests in the head lease and the sub-lease
separately. It assesses the lease classification of a
sub-lease
with reference to the
right-of-use
asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease
as an operating lease.
If an arrangement contains lease and
non-lease
components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.
(r) Government Assistance and Grants
Precision may receive government grants in the form of transfers of resources in return for past or future compliance with certain conditions relating to operating activities. Government grants are recognized once there is reasonable assurance that Precision will comply with the attached conditions and grants will be received. Government grants are recognized in net earnings on a systematic basis over the periods in which Precision recognizes expenses related to costs for which the grants are intended to compensate.
(s) Critical Accounting Assumptions and Estimates
i) Impairment of Long-Lived Assets
At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts and consideration of the Corporation’s market capitalization.
When indications of impairment exist within a CGU, a recoverable amount is determined and requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated adjusted earnings before interest, taxes, depreciation and amortization associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.
Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimations are subject to significant uncertainty and judgement.
ii) Income Taxes
Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation’s estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation’s future taxable income. These estimates may be materially different from the actual final tax return in future periods.
(t) Accounting Standards Adopted in 2021
i) Simplification of Financial Disclosures about Guarantors
On January 1, 2021, the Corporation adopted the Securities and Exchange Commission’s amendments to the financial disclosure requirements for guarantors and issuers of guaranteed securities, as specified in Rule
3-10
of Regulation
S-X.
The amendments simplify disclosure requirements by replacing condensed consolidated financial information with summarized financial information and expanded qualitative non-financial
disclosures about the guarantees, issuers and guarantors. This disclosure can be found in Note 27.

Precision Drilling Corporation 2021 Annual Report            15

(u) Accounting Standards and Amendments not yet Effective
The IASB has issued a number of new standards and amendments to existing standards that will become effective for periods subsequent to December 31, 2021. Accordingly, these new standards and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision has assessed or is in the process of assessing the impact these new standards and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
Annual improvements to IFRS Standards 2018–2020	January 1, 2022	Not material
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	January 1, 2022	Review in-progress
Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)	January 1, 2022	Review in-progress
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023	Not material
Definition of Accounting Estimates (Amendments to IAS 8)	January 1, 2023	Review in-progress
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023	Review in-progress
Disclosure of Accounting Policies (Amendments of IAS 1)	January 1, 2023	Review in-progress
Classification of liabilities as current or non-current (Amendments to IAS 1)	January 1, 2023	Review in-progress
NOTE 4.
IMPACT OF
COVID-19
In 2021, the Novel Coronavirus
(COVID-19)
pandemic persisted as the emergence of virus variants caused continued disruptions to global markets. The challenging economic climate continued to have adverse impact on the Corporation including, but not limited to, reductions in revenue and cash flows, labour constraints and supply chain inflation. The situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and financial effect on the Corporation remains unknown at this time. Estimates and judgements made by management in the preparation of these consolidated financial statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.
NOTE 5.
REVENUE
The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 6). Revenue has been disaggregated by primary geographical market and type of service provided.

Year ended December 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$ 385,330	$ 12,700	$ —	$(6)	$ 398,024
Canada	347,562	100,788	—	(4,578)	443,772
International	145,051	—	—	—	145,051
	$ 877,943	$ 113,488	$ —	$ (4,584)	$ 986,847

Day rate/hourly services	$ 845,832	$ 113,488	$ —	$ (462)	$ 958,858
Shortfall payments/idle but contracted	543	—	—	—	543
Turnkey drilling services	17,086	—	—	—	17,086
Directional services (1)	7,871	—	—	—	7,871
Other	6,611	—	—	(4,122)	2,489
	$ 877,943	$ 113,488	$ —	$ (4,584)	$ 986,847

(1)	Directional drilling disposed in the third quarter of 2021.
16             Notes to Consolidated Financial Statements

Year ended December 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$ 427,436	$ 16,630	$ —	$ (14)	$ 444,052
Canada	247,678	60,621	—	(2,686)	305,613
International	186,088	—	—	—	186,088
	$ 861,202	$ 77,251	$ —	$ (2,700)	$ 935,753

Day rate/hourly services	$ 779,772	$ 77,251	$ —	$ (393)	$ 856,630
Shortfall payments/idle but contracted	51,028	—	—	—	51,028
Turnkey drilling services	14,134	—	—	—	14,134
Directional services	9,637	—	—	—	9,637
Other	6,631	—	—	(2,307)	4,324
	$ 861,202	$ 77,251	$ —	$ (2,700)	$ 935,753

NOTE 6.
SEGMENTED INFORMATION
The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling (disposed in the third quarter of 2021), procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp and catering services.

Year ended December 31, 2021	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$ 877,943	$ 113,488	$ —	$ (4,584)	$ 986,847
Operating earnings (loss)	(16,867)	8,927	(73,098)	—	(81,038)
Depreciation and amortization	256,072	15,405	10,849	—	282,326
Gain on asset disposals	(7,673)	(525)	(318)	—	(8,516)
Total assets	2,392,382	127,233	142,137	—	2,661,752
Capital expenditures	70,998	4,452	491	—	75,941

Year ended December 31, 2020	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$ 861,202	$ 77,251	$ —	$ (2,700)	$ 935,753
Operating earnings (loss)	22,207	(3,671)	(59,524)	—	(40,988)
Depreciation and amortization	288,389	16,375	11,558	—	316,322
Gain on asset disposals	(10,171)	(1,447)	(313)	—	(11,931)
Total assets	2,571,397	132,771	194,710	—	2,898,878
Capital expenditures	57,741	3,362	489	—	61,592

A reconciliation of operating loss to net loss is as follows:

	2021	2020
Operating earnings (loss)	$ (81,038)	$ (40,988)
Deduct:
Foreign exchange	393	4,542
Finance charges	91,431	107,468
Loss on investments and other assets	400	—
Loss (gain) on redemption and repurchase of unsecured senior notes	9,520	(43,814)
Income taxes	(5,396)	10,954
Net loss	$ (177,386)	$ (120,138)
The Corporation’s operations are carried on in the following geographic locations:

Year ended December 31, 2021	United States	Canada	International	Total
Revenue	$ 398,024	$ 443,772	$ 145,051	$ 986,847
Total assets	1,247,173	959,163	455,416	2,661,752

Precision Drilling Corporation 2021 Annual Report            17

Year ended December 31, 2020	United States	Canada	International	Total
Revenue	$ 444,052	$ 305,613	$ 186,088	$ 935,753
Total assets	1,339,945	1,053,921	505,012	2,898,878
NOTE 7.
PROPERTY, PLANT AND EQUIPMENT

	2021	2020
Cost	$6,503,721	$6,563,206
Accumulated depreciation	(4,245,330)	(4,090,523)
	$2,258,391	$2,472,683
Rig equipment	2,074,185	2,269,794
Rental equipment	20,597	27,359
Other equipment	17,088	27,318
Vehicles	3,204	4,978
Buildings	44,009	49,451
Assets under construction	67,884	60,572
Land	31,424	33,211
	$2,258,391	$2,472,683
Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2019	$6,109,383	$110,307	$185,319	$38,506	$126,177	$67,740	$33,547	$6,670,979
Additions	10,375	—	350	—	—	50,810	—	61,535
Disposals	(78,028)	(4,664)	(3,990)	(2,789)	(3,053)	—	—	(92,524)
Reclassifications	55,322	—	521	—	—	(55,843)	—	—
Effect of foreign currency exchange differences	(71,285)	(619)	(1,196)	(367)	(846)	(2,135)	(336)	(76,784)
Balance, December 31, 2020	6,025,767	105,024	181,004	35,350	122,278	60,572	33,211	6,563,206
Additions	15,288	—	254	—	—	60,399	—	75,941
Disposals	(100,004)	(1,822)	(2,300)	(543)	(2,454)	—	(1,674)	(108,797)
Reclassifications	47,080	—	188	—	—	(47,268)	—	—
Effect of foreign currency exchange differences	(19,815)	(21)	(429)	(127)	(305)	(5,819)	(113)	(26,629)
Balance, December 31, 2021	$5,968,316	$103,181	$178,717	$34,680	$119,519	$67,884	$31,424	$6,503,721
Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2019	$3,598,878	$75,870	$146,715	$30,710	$69,343	$—	$—	$3,921,516
Depreciation expense	277,799	7,044	12,013	2,790	5,288	—	—	304,934
Disposals	(73,354)	(4,631)	(3,990)	(2,782)	(1,319)	—	—	(86,076)
Effect of foreign currency exchange differences	(47,350)	(618)	(1,052)	(346)	(485)	—	—	(49,851)
Balance, December 31, 2020	3,755,973	77,665	153,686	30,372	72,827	—	—	4,090,523
Depreciation expense	248,564	6,741	10,410	1,739	4,582	—	—	272,036
Disposals	(95,977)	(1,804)	(2,194)	(543)	(1,769)	—	—	(102,287)
Effect of foreign currency exchange differences	(14,429)	(18)	(273)	(92)	(130)	—	—	(14,942)
Balance, December 31, 2021	$3,894,131	$82,584	$161,629	$31,476	$75,510	$—	$—	$4,245,330

(a)	Impairment Test
Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2021, Precision reviewed each of its cash-generating units and did not identify indications of impairment, or reversal of impairment and therefore, did not test its CGUs for impairment.

(b)	Asset Disposals
Through the completion of normal course business operations, the Corporation sold used assets incurring gains or losses on disposal resulting in a net gain on asset disposal of
$9 million (2020
 –
$12 million).

18             Notes to Consolidated Financial Statements

During 2021, Precision sold its directional drilling business to Cathedral Energy Services Ltd. (
Cathedral
), along with
$3 million of cash to support Cathedral’s further growth and expansion, for a purchase price of $6 million, resulting in a gain on disposal of $1 million. The directional drilling business was previously contained within the Contract Drilling Services segment.
The purchase price was satisfied through the issuance of 13,400,000 Cathedral common shares, along with warrants to purchase an additional 2,000,000 Cathedral common shares at a price of $0.60 per common share within a two-year
period. In addition to the statutory hold period, the parties agreed to resale restrictions on the common share consideration that limits the timing and quantities of common shares Precision can sell over a two-year
period. The Cathedral common shares and share purchase warrants held by Precision are presented as long-term investments and other assets and will be revalued at each reporting period using Level I and II inputs, respectively.
NOTE 8.
INTANGIBLES

	2021	2020
Cost	$55,108	$54,189
Accumulated amortization	(31,193)	(26,523)
	$23,915	$27,666

Loan commitment fees related to Senior Credit Facility	$2,067	$2,109
Software	21,848	25,557
	$23,915	$27,666
Cost

	Loan Commitment Fees	Software	Total
Balance, December 31, 2019	$15,478	$37,938	$53,416
Additions	690	57	747
Effect of foreign currency exchange differences	—	26	26
Balance, December 31, 2020	16,168	38,021	54,189
Additions	913	—	913
Effect of foreign currency exchange differences	—	6	6
Balance, December 31, 2021	$17,081	$38,027	$55,108
Accumulated Amortization

	Loan Commitment Fees	Software	Total
Balance, December 31, 2019	$13,206	$8,464	$21,670
Amortization expense	853	3,971	4,824
Effect of foreign currency exchange differences	—	29	29
Balance, December 31, 2020	14,059	12,464	26,523
Amortization expense	955	3,715	4,670
Balance, December 31, 2021	$15,014	$16,179	$31,193

Precision Drilling Corporation 2021 Annual Report            19

NOTE 9.
LONG-TERM DEBT

	2021		2020		2021	2020
	U.S. Denominated Facilities				Canadian Facilities and Translated U.S. Facilities
Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US$	—	US$	—	$1,333	$—
U.S. Real Estate Credit Facility		704		704	890	896
	US$	704	US$	704	$2,223	$896

Long-Term Debt
Senior Credit Facility	US$	118,000	US$	74,650	$149,206	$95,041
Canadian Real Estate Credit Facility		—		—	17,667	—
U.S. Real Estate Credit Facility		9,093		9,797	11,498	12,474
Unsecured Senior Notes:
7.75% senior notes due 2023		—		285,734	—	363,782
5.25% senior notes due 2024		—		263,205	—	335,099
7.125% senior notes due 2026		347,765		347,765	439,735	442,757
6.875% senior notes due 2029		400,000		—	505,784	—
	US$	874,858	US$	981,151	1,123,890	1,249,153
Less net unamortized debt issue costs					(17,096)	(12,943)
					$1,106,794	$1,236,210

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	Debt Issue Costs and Original Issue Discount	Total
Balance December 31, 2019	$—	$1,445,127	$—	$—	$(17,946)	$1,427,181
Changes from financing cash flows:
Redemption / repurchase of unsecured senior notes	—	(240,793)	—	—	—	(240,793)
Repayment of long-term debt	(37,243)	—	—	(76)	—	(37,319)
Proceeds from Senior Credit Facility	137,255	—	—	—	—	137,255
Proceeds from Real Estate Credit Facility	—	—	—	13,811	—	13,811
Payment of debt issue costs	—	—	—	—	(354)	(354)
Non-cash changes:
Gain on redemption / repurchase of unsecured senior notes	—	(43,814)	—	—	—	(43,814)
Amortization of debt issue costs	—	—	—	—	5,350	5,350
Foreign exchange adjustment	(4,971)	(18,882)	—	(365)	7	(24,211)
Balance December 31, 2020	$95,041	$1,141,638	$—	$13,370	$(12,943)	$1,237,106
Current	—	—	—	896	—	896
Long-term	95,041	1,141,638	—	12,474	(12,943)	1,236,210
Balance December 31, 202 0	$95,041	$1,141,638	$—	$13,370	$(12,943)	$1,237,106
Changes from financing cash flows:
Proceeds from unsecured senior notes	—	482,064	—	—	—	482,064
Proceeds from Senior Credit Facility	194,277	—	—	—	—	194,277
Proceeds from Real Estate Credit Facility	—	—	20,000	—	—	20,000
Repayment of unsecured senior notes	—	(676,058)	—	—	—	(676,058)
Repayment of Senior Credit Facility	(146,930)	—	—	—	—	(146,930)
Repayment of Real Estate Credit Facility	—	—	(1,000)	(883)	—	(1,883)
Payment of debt issue costs	—	—	—	—	(9,450)	(9,450)
Non-cash changes:
Loss on redemption / repurchase of unsecured senior notes	—	9,520	—	—	—	9,520
Amortization of debt issue costs	—	—	—	—	8,720	8,720
Original issue discount	—	3,628	—	—	(3,427)	201
Foreign exchange adjustment	6,818	(15,273)	—	(99)	4	(8,550)
Balance December 31, 2021	$149,206	$945,519	$19,000	$12,388	$(17,096)	$1,109,017
Current	—	—	1,333	890	—	2,223
Long-term	149,206	945,519	17,667	11,498	(17,096)	1,106,794
Balance December 31, 2021	$149,206	$945,519	$19,000	$12,388	$(17,096)	$1,109,017

20             Notes to Consolidated Financial Statements

Precision’s current and long-term debt obligations at December 31, 2021 will mature as follows:

2022	$2,223
2023	2,223
2024	2,223
2025	160,257
Thereafter	959,187
$1,126,113
(a) Senior Credit Facility:
The senior secured revolving credit facility (
Senior Credit Facility
) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$500 million with a provision for an increase in the facility of up to an additional US$300 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S. The Senior Credit Facility has a term of four years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request.
The Senior Credit Facility requires that Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.
Distributions under the Senior Credit Facility are subject to a pro-forma
senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma
senior net leverage covenant test of less than or equal to 1.75:1.
On April 9, 2020 Precision agreed with the lenders of its Senior Credit Facility to certain covenants during the Covenant Relief Period. On June 18, 2021, Precision agreed with the lenders of its Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025, however, US$53 million of the US$500 million will expire on
November 21, 2023
.
The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amended the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 2.0:1, for the periods ending December 31, 2021 and March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter.
During the Covenant Relief Period, Precision’s distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.
In addition, during 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. Precision also has the option to voluntarily terminate the covenant relief period prior to its March 31, 2022 end date.
Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2021, US$118 million was drawn under this facility (2020 – US$75 million). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2021 outstanding letters of credit amounted to US$33 million (2020 – US$32 million).
The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (
CDOR
); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.
(b) Real Estate Credit Facility
In March 2021, Precision established a Canadian Real Estate Credit Facility in the amount of $20 million. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on
15-year
straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.
In November 2020, Precision established a Real Estate Term Credit Facility in the amount of US$11 million. The facility matures in November 2025 and is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on
15-year
straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Precision Drilling Corporation 2021 Annual Report            21

The Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, Precision must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.
(c) Unsecured Senior Notes:
Precision has outstanding the following unsecured senior notes:
7.125% US$ senior notes due 2026
These unsecured senior notes bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.
Precision may redeem these notes in whole or in part at any time before November 15, 2023, at redemption prices ranging between 105.344% and 101.781% of their principal amount plus accrued interest. Any time on or after November 15, 2022, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.
6.875% US$ senior notes due 2029
These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022.
Prior to June 15, 2024, Precision may redeem up to 35% of the 6.875% unsecured senior notes due 2029 with the net proceeds of certain equity offerings at a redemption price equal to 106.875% of the principal amount plus accrued interest. Prior to January 15, 2025, Precision may redeem these notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the January 15, 2025 redemption price plus required interest payments through January 15, 2025 (calculated using the U.S. Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.
The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to
2.0:1
for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision’s ability to incur additional indebtedness.
The unsecured senior notes also contain a restricted payments covenant that limits Precision’s ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. This restricted payments basket grows by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2021, the governing net restricted payments basket was negative $369 million (2020 – negative $307 million), therefore limiting us from making any further dividend payments or share repurchases until the governing restricted payments basket once again becomes positive. During 2021, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.
On June 15, 2021, Precision issued US$400 million of 6.875% unsecured senior notes due in 2029 in a private offering. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.
The net proceeds from the issuance along with amounts drawn on the Senior Credit Facility were used to redeem in full US$286 million aggregate principal amount of the 7.750% unsecured senior notes due 2023 and redeem in full US$263 million aggregate principal amount of the 5.250% unsecured senior notes due 2024 for US$557 million plus accrued and unpaid interest resulting in a loss on redemption of US$8 million. The redemption of the unsecured senior notes occurred on June 16, 2021 and interest ceased to accrue on the notes on that date.
Precision’s unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (
Guarantor Subsidiaries
). These Guarantor Subsidiaries are directly or
indirectly 100%

owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in Note 27 summarized financial information and expanded qualitative non-financial disclosures based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

22             Notes to Consolidated Financial Statements

(d) Covenants:
At December 31, 2021, Precision was in compliance with the covenants of the Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes.

	Covenant	At December 31, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA (1)	≤ 2.50	0.97
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.00	2.83

Real Estate Credit Facility
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.00	2.83

Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	2.06

(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.
NOTE 10.
RESTRUCTURING AND OTHER
In response to the economic slowdown caused by
COVID-19,
governments enacted various employer assistance and economic stimulus programs. In the second quarter of 2020, the Government of Canada introduced the Canadian Emergency Wage Subsidy program. For the year ended December 31, 2021, Precision recognized $24 million (2020 – $26 million) of salary and wage subsidies. Wage subsidies were presented as reductions of operating and general and administrative expense of $21 million (2020 – $21 million) and $3 million (2020 – $5 million), respectively.
For the period ended December 31, 2020, the Corporation incurred restructuring charges of
$18
 million. These charges were comprised of severance, as the Corporation aligned its cost structure to reflect reduced global activity, and certain costs associated with the shutdown of its directional drilling operations in the United States. Precision did not
recognize any restructuring costs in 2021.
NOTE 11.
FINANCE CHARGES

	2021	2020
Interest:
Long-term debt	$78,921	$98,555
Lease obligations	2,764	3,217
Other	80	232
Income	(210)	(739)
Amortization of debt issue costs	9,876	6,203
Finance charges	$91,431	$107,468
NOTE 12.
LEASES
(a) As a lessee
Precision recognizes
right-of-use
assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate	Vehicles and Equipment	Total
Balance, December 31, 2019	$54,026	$12,116	$66,142
Additions	136	3,031	3,167
Derecognition	—	(2,597)	(2,597)
Depreciation	(3,900)	(3,517)	(7,417)
Lease remeasurements	(6,233)	2,602	(3,631)
Effect of foreign currency exchange differences	(340)	(156)	(496)
Balance, December 31, 2020	$43,689	$11,479	$55,168
Additions	514	3,029	3,543
Derecognition	—	(480)	(480)
Depreciation	(3,566)	(3,009)	(6,575)
Effect of foreign currency exchange differences	(174)	(42)	(216)
Balance, December 31, 2021	$40,463	$10,977	$51,440
Precision’s real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be

Precision Drilling Corporation 2021 Annual Report            23

exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.
For the period ended December 31, 2021, Precision had total cash outflows of $9 million (2020 – $9 million) in relation to its lease obligations.
The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision’s real estate leases run for a period of one
to 10
years while vehicle and equipment leases are typically for terms of between three and four years. Expected
non-cancellable
undiscounted operating lease payments are as follows:

	2021	2020
Less than one year	$10,782	$10,960
One to five years	29,327	29,630
More than five years	2,391	6,590
	$42,500	$47,180
(b) As a lessor
Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2021, the net book value of the underlying rig equipment subject to long-term drilling contracts was $503 million (2020 – $477 million).
The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received subsequent to December 31, 2021.

Less than one year	$198,188
One to five years	61,860
$260,048
NOTE 13.
SHARE-BASED COMPENSATION PLANS
Precision’s omnibus equity incentive plan (
Omnibus Plan
) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (share options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Executive Performance Share Units	Non- Management Directors’ DSUs	Total
Balance, December 31, 2019	$7,318	$2,858	$—	$3,336	$13,512
Expensed during the period	3,119	2,787	—	(1,551)	4,355
Reclassification from equity-settled plans	—	—	6,833	—	6,833
Payments	(3,813)	(894)	—	(176)	(4,883)
Balance, December 31, 2020	6,624	4,751	6,833	1,609	19,817
Expensed during the period	17,168	18,634	17,646	3,065	56,513
Reclassification from equity-settled plans	—	—	(3,164)	—	(3,164)
Payments	(5,742)	(1,861)	(4,808)	—	(12,411)
Balance, December 31, 2021	$18,050	$21,524	$16,507	$4,674	$60,755
Current	11,338	6,182	16,507	—	34,027
Long-term	6,712	15,342	—	4,674	26,728
Balance, December 31, 2021	$18,050	$21,524	$16,507	$4,674	$60,755
(a) Restricted Share Units and Performance Share Units
Precision has various cash-settled share-based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (
RSU
) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (
PSU
) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor

24             Notes to Consolidated Financial Statements

that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period.
A summary of the RSUs and PSUs outstanding under these share-based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2019	316,904	166,768
Granted	363,253	502,558
Redeemed	(127,884)	(39,028)
Forfeited	(67,491)	(64,919)
December 31, 2020	484,782	565,379
Granted	356,928	488,510
Redeemed	(216,820)	(40,515)
Forfeited	(26,734)	(29,640)
December 31, 2021	598,156	983,734
(b) Executive Performance Share Units
Precision grants Executive PSUs to certain senior executives. Executive PSUs vest over a three-year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted.
A summary of the activity under this share-based incentive plan is presented below:

Executive Performance Share Units	Outstanding
December 31, 2019	368,845
Redeemed	(57,442)
Forfeited	(22,696)
December 31, 2020	288,707
Redeemed	(96,355)
Forfeited	(2,388)
December 31, 2021	189,964
Included
in net loss for the year ended December 31, 2021 is an expense of $18 million (2020 – $15 million). Subsequent to December 31, 2021, Precision settled 131,950 vesting Executive PSUs in 263,900 common shares.
(c)
Non-Management
Directors
Precision has a deferred share unit (
DSU
) plan for
non-management
directors whereby fully vested DSUs are granted quarterly based on an election by the non-management
director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion.
Non-management
directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management
director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.
A summary of the DSUs outstanding under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2019	89,613
Redeemed	(12,039)
Balance December 31, 2020	77,574
Granted	27,017
Balance December 31, 2021	104,591
Equity Settled Plans
(d) Option Plan
Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or

Precision Drilling Corporation 2021 Annual Report            25

U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.
A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
December 31, 2019	201,079	$87.00 – 286.20	145.88	178,453
Forfeited	(52,414)	87.00 – 203.00	165.79
December 31, 2020	148,665	87.00 – 286.20	138.86	141,156
Forfeited	(33,060)	89.20 – 286.20	193.10
December 31, 2021	115,605	$87.00 – 146.40	$123.35	115,605

U.S. Share Options	Options Outstanding	Range of Exercise Prices (US$)	Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2019	318,153	$51.20 – 183.60	$93.32	217,441
Forfeited	(34,360)	64.20 – 183.60	151.92
December 31, 2020	283,793	51.20 – 183.60	86.23	239,521
Forfeited	(15,950)	183.60 – 183.60	183.60
December 31, 2021	267,843	$51.20 – 115.80	$80.43	257,854

Canadian Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 87.00 – 117.59	45,590	$88.11	2.14	45,590	$88.11
117.60 – 146.19	17,035	145.97	2.13	17,035	145.97
146.20 – 146.40	52,980	146.40	0.11	52,980	146.40
$ 87.00 – 146.40	115,605	$123.35	1.21	115,605	$123.35

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 51.20 – 66.50	103,035	$60.42	2.02	93,046	$61.41
66.51 – 105.94	78,323	70.69	3.05	78,323	70.69
105.95 – 115.80	86,485	113.08	1.38	86,485	113.08
$ 51.20 – 115.80	267,843	$80.43	2.11	257,854	$81.56
No options were granted during 2021 and 2020. Included in net loss for the year ended December 31, 2021 is an expense of $0.2 million (2020 – $1 million).
(e)
Non-Management
Directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management
directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management
director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement.
A summary of this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2019	4,659
Redeemed	(3,189)
December 31, 2020 and 2021	1,470

26             Notes to Consolidated Financial Statements

NOTE 14.
INCOME TAXES
The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.
A reconciliation of the difference for the years ended December 31, is as follows:

	2021	2020
Loss before income taxes	$(182,782)	$(109,184)
Federal and provincial statutory rates	24%	25%
Tax at statutory rates	$(43,868)	$(27,296)
Adjusted for the effect of:
Non-deductible expenses	1,162	628
Non-taxable capital gains	(257)	(6,184)
Impact of foreign tax rates	(1,474)	(238)
Withholding taxes	937	813
Taxes related to prior years	(1,467)	(1,531)
Tax assets not recognized	37,924	44,112
Other	1,647	650
Income tax expense (recovery)	$(5,396)	$10,954
The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2021	2020
Deferred tax liability:
Property, plant and equipment and intangibles	$359,383	$393,631
Debt issue costs	1,457	2,665
Partnership deferrals	11,082	2,532
Other	6,221	6,322
	378,143	405,150
Offsetting of assets and liabilities	(365,924)	(383,914)
	$12,219	$21,236

Deferred tax assets:
Losses (expire from time to time up to 204 1 )	$340,406	$370,439
Long-term incentive plan	14,264	4,956
Other	12,121	9,617
	366,791	385,012
Offsetting of assets and liabilities	(365,924)	(383,914)
	$867	$1,098
Net deferred tax liability	$11,352	$20,138
Included in the deferred tax assets at December 31, 2021 was $1 million (2020 – $1 million) of tax-effected
temporary differences related to the Corporation’s international operations.
The Corporation has loss carry forwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

	2021	2020
Tax losses (Capital)	$29,363	$29,809
Tax losses (Income)	96,671	72,516
Deductible temporary differences	4,153	2,020
Total	$130,187	$104,345

Precision Drilling Corporation 2021 Annual Report            27

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2019	$426,934	$850	$7,926	$(402,025)	$3,280	$(6,131)	$(10,169)	$20,665

Recognized in net earnings (loss)	(28,600)	1,682	(1,601)	33,141	(615)	1,120	537	5,664
Recognized in other comprehensive income	—	—	—	(5,398)	—	—	—	(5,398)
Effect of foreign currency exchange differences	(4,703)	—	(3)	3,843	—	55	15	(793)
Balance, December 31, 2020	$393,631	$2,532	$6,322	$(370,439)	$2,665	$(4,956)	$(9,617)	$20,138
Recognized in net earnings (loss)	(32,562)	8,550	(99)	28,528	(1,208)	(9,291)	(2,517)	(8,599)
Effect of foreign currency exchange differences	(1,686)	—	(2)	1,505	—	(17)	13	(187)
Balance, December 31, 2021	$359,383	$11,082	$6,221	$(340,406)	$1,457	$(14,264)	$(12,121)	$11,352
NOTE 15.
BANK INDEBTEDNESS
At December 31, 2021, Precision had available $40 million (2020 – $40 million) and US$15 million (2020 – US$15 million) under secured operating facilities, and a secured US$30 million (2020 – US$30 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2021 and 2020, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$30 million facility was reduced by outstanding letters of credit in the amount of $7 million (2020 – $7 million) and US$3 million (2020 – US$2 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. LIBOR rate plus applicable margin, or applicable margin for Banker’s Acceptances, or in combination, and under the US$15 million facility at the bank’s prime lending rate.

NOTE 16.
PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2019	$11,866
Recovered during the year	(750)
Payment of deductibles and uninsured claims	(2,698)
Effects of foreign currency exchange differences	(110)
Balance December 31, 2020	8,308
Expensed during the year	3,296
Payment of deductibles and uninsured claims	(2,815)
Effects of foreign currency exchange differences	(71)
Balance December 31, 2021	$8,718

	2021	2020
Current	$2,205	$745
Long-term	6,513	7,563
	$8,718	$8,308
Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the statement of financial position dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the balance sheet dates may change. The current portion of the provision is presented within accounts payables and accrued liabilities.

28             Notes to Consolidated Financial Statements

NOTE 17.
SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2019	13,864,990	$2,296,378
Share repurchase	(420,588)	(11,317)
Share issuance on redemption of non-management DSUs	15,228	677
Share consolidation adjustment	(37)	—
Balance, December 31, 2020	13,459,593	$2,285,738
Share repurchase	(155,168)	(4,294)
Balance, December 31, 2021	13,304,425	$2,281,444
(c) Normal Course Issuer Bid
In 2019, the Toronto Stock Exchange (TSX) approved Precision’s application to implement a Normal Course Issuer Bid (NCIB). During the third quarter of 2021, the TSX approved Precision’s application to renew the NCIB. Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,317,158 common shares, representing 10% of the public float of common shares as of August 13, 2021. Purchases under the NCIB were made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than August 26, 2022. For the year ended December 31, 2021, Precision repurchased and cancelled a total of 155,168 (2020 – 420,588) common shares for $4 million (2020 – $11 million).
(d) Share Consolidation
On November 12, 2020, Precision Drilling Corporation completed a 20:1 consolidation of its common shares. No fractional shares were issued pursuant to the share consolidation. In lieu of any such fractional shares, each registered shareholder otherwise entitled to a fractional share following the implementation of the share consolidation received the nearest whole number of post-consolidation shares, resulting in a share consolidation adjustment of 37 common shares.
NOTE 18.
PER SHARE AMOUNTS
The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted loss per share:

	2021	2020
Net loss – basic and diluted	$(177,386)	$(120,138)

(Stated in thousands)	2021	2020
Weighted average shares outstanding – basic	13,315	13,722
Effect of share option and other equity compensation plans	—	—
Weighted average shares outstanding – diluted	13,315	13,722
NOTE 19.
ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income
December 31, 2019	$509,582	$(375,327)	$—	$134,255
Other comprehensive income (loss)	(25,925)	23,853	5,398	3,326
December 31, 2020	483,657	(351,474)	5,398	137,581
Other comprehensive income (loss)	(11,256)	8,455	—	(2,801)
December 31, 2021	$472,401	$(343,019)	$5,398	$134,780

Precision Drilling Corporation 2021 Annual Report            29

NOTE 20.
EMPLOYEE BENEFIT PLANS
The Corporation
has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matched individual contributions up to

3% (2020 – 2%) of the employee’s eligible compensation. Total expense under the defined contribution plan in 202
1
 was $6 million (2020 – $6 million).
NOTE 21.
RELATED PARTY TRANSACTIONS
Compensation of Key Management Personnel
The remuneration of key management personnel is as follows:

	2021	2020
Salaries and other benefits	$6,591	$10,031
Equity-settled share-based compensation	5,554	9,148
Cash-settled share-based compensation	18,741	419
	$30,886	$19,598
Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.
NOTE 22.
CAPITAL COMMITMENTS
At December 31, 2021, the Corporation had commitments to purchase property, plant and equipment totaling $137 million (2020 – $113 million). Payments of $42 million for these commitments are expected to be made in 2022, $60 million in 2023 and $35 million in 2024.
NOTE 23.
FINANCIAL INSTRUMENTS
Financial Risk Management
The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.
Precision has exposure to the following risks from its use of financial instruments:
(a) Credit Risk
Accounts receivable includes balances from a large number of customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the year ended December 31, 2021, revenue from transactions with one of Precision’s contract drilling customers exceeded 10% of consolidated revenue. Revenue from this customer accounted for 10% (2020 – $12%) of consolidated revenue. No other customers exceeded 10% of consolidated revenue for the year. In addition, Precision’s most significant customer accounted for $16 million of the trade receivables amount at December 31, 2021 (2020 – $11 million).
The movement in the expected credit loss allowance during the year was as follows:

	2021	2020
Balance, January 1,	$862	$929
Impairment loss recognized	29	812
Amounts written-off as uncollectible	(70)	(479)
Impairment loss reversed	(231)	(396)
Effect of movement in exchange rates	(5)	(4)
Balance, December 31,	$585	$862
30             Notes to Consolidated Financial Statements

The ageing of trade receivables at December 31 was as follows:

	2021		2020
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$117,618	$1	$66,191	$1
Past due 0 – 30 days	27,235	5	35,060	8
Past due 31 – 120 days	8,524	474	11,649	26
Past due more than 120 days	105	105	1,895	827
	$153,482	$585	$114,795	$862
(b) Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision had exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility and Real Estate Credit Facility as they are subject to floating rates of interest. At December 31, 2021, Precision had drawn US$118 million on its Senior Credit Facility (2020 – US$75 million) and $31 million (2020 – $13 million) on its Real Estate Credit Facilities. As at December 31, 2021, a 1% change to the interest rate would have a $2 million impact on net loss
(2020 – $1 million).
The interest rate on Precision’s unsecured senior notes is fixed and is not subject to interest rate risk.
(c) Foreign Currency Risk
The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.
The following financial instruments were denominated in U.S. dollars:

	2021				2020
	Canadian Operations		Foreign Operations		Canadian Operations		Foreign Operations
Cash	US $	2,398	US $	17,382	US $	35,257	US $	26,057
Accounts receivable		14		115,614		—		98,298
Accounts payable and accrued liabilities		(29,427)		(81,971)		(18,727)		(59,704)
Long-term liabilities, excluding long-term incentive plans (1)		—		(14,781)		—		(16,197)
Net foreign currency exposure	US $	(27,015)	US $	36,244	US $	16,530	US $	48,454
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings (loss)		$(270)		$—		$165		$—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive loss		$—		$362		$—		$485
(1)	Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.
(d) Liquidity Risk
Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities and other contractual commitments as at December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
Accounts payable and accrued liabilities	$224,123	$—	$—	$—	$—	$—	$224,123
Share-based compensation	18,414	24,331	24,742	—	—	—	67,487
Long-term debt	2,223	2,223	2,223	160,257	453,403	505,784	1,126,113
Interest on long-term debt (1)	72,147	72,071	71,996	69,433	36,196	70,995	392,838
Commitments	53,030	69,631	44,068	5,688	4,823	2,391	179,631
Total	$369,937	$168,256	$143,029	$235,378	$494,422	$579,170	$1,990,192

(1)	Excludes amortization of long-term debt issue costs.
Fair Values
The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility and Real Estate Credit Facilities, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at December 31, 2021 was approximately $969 million (2020 – $1,023 million).

Precision Drilling Corporation 2021 Annual Report            31

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:
Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
The estimated fair value of Unsecured Senior Notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
NOTE 24.
CAPITAL MANAGEMENT
The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity.
As at December 31, 2021 and 2020, these ratios were as follows:

	2021	2020
Long-term debt	$1,106,794	$1,236,210
Shareholders’ equity	1,225,555	1,406,640
Total capitalization	$2,332,349	$2,642,850
Long-term debt to long-term debt plus equity ratio	0.47	0.47
As at December 31, 2021, liquidity remained sufficient as Precision had $41 million (2020 – $109 million) in cash and access to the US$500 million Senior Credit Facility (2020 – US$500 million) and $97 million (2020 – $97 million) secured operating facilities. As at December 31, 2021, US$118 million (2020 – US$75 million) was drawn on the Senior Credit Facility with available credit further reduced by US$33 million (2020 – US$32 million) in outstanding letters of credit. Availability of the $40 million secured operating facility and US$30 million secured facility for the issuance of letters of credit and performance and bid bonds were reduced by
outstanding letters of credit of $7 million (2020 – $7 million) and US$3 million (2020 – US$2 million), respectively. There were no amounts drawn on the US$15 million (2020 – nil) secured operating facility.
NOTE 25.
SUPPLEMENTAL INFORMATION
Components of changes in
non-cash
working capital balances were as follows:

	2021	2020
Accounts receivable	$(50,255)	$103,857
Inventory	1,993	5,181
Accounts payable and accrued liabilities	44,986	(53,666)
	$(3,276)	$55,372
Pertaining to:
Operations	$(13,018)	$55,391
Investments	9,742	(19)
The components of accounts receivable were as follows:

	2021	2020
Trade	$152,897	$113,933
Accrued trade	26,731	16,769
Prepaids and other	76,112	76,507
	$255,740	$207,209

32             Notes to Consolidated Financial Statements

The components of accounts payable and accrued liabilities were as follows:

	2021	2020
Accounts payable	$90,750	$56,922
Accrued liabilities:
Payroll	68,953	44,533
Other	64,420	49,502
	$224,123	$150,957
Precision presents expenses in the consolidated statements of loss
by function with the exception of depreciation and amortization and gain on asset disposals, which are presented by nature. Operating expense and general and administrative expense would include $263 million (2020 – $293 million) and $11 million (2020 – $11 million), respectively, of depreciation and amortization and gain on asset disposals, if the statements of loss were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2021	2020
Wages, salaries and benefits	$482,695	$438,209
Wage subsidies	(24,108)	(26,297)
Purchased materials, supplies and services	278,743	240,591
Share-based compensation	56,745	19,847
	$794,075	$672,350
Allocated to:
Operating expense	$698,144	$583,420
General and administrative	95,931	70,869
Restructuring	—	18,061
	$794,075	$672,350
NOTE 26.
CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.
The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.
The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or determinable.
NOTE 27.
LONG-TERM DEBT GUARANTORS
Precision Drilling Corporation (Parent) issued registered unsecured senior notes in 2017 and 2021 which are fully and unconditionally guaranteed by certain U.S. and Canadian subsidiaries (Guarantor Subsidiaries) that also guaranteed the Senior Credit Facility. These Guarantor Subsidiaries are directly or indirectly wholly-owned by the Parent. The following is a description of the terms and conditions of the guarantees with respect to the unsecured senior notes for which Precision is the Parent issuer and Guarantor Subsidiaries (Obligor Group) provides a full and unconditional guarantee.
As at December 31, 2021, Precision had $946 million principal amount of unsecured senior notes outstanding, $440 million due in 2026 and $506 million due in 2029, all of which is guaranteed by the Guarantor Subsidiaries.
The Guarantor Subsidiaries jointly and severally, fully, unconditionally, and irrevocably guarantees the payment of the principal and interest on the unsecured senior notes when they become due, whether at maturity or otherwise. The guarantee is unsecured and ranks senior with all of the Guarantor Subsidiaries’ other unsecured obligations.
The Guarantor Subsidiaries will be released and relieved of its obligations under the guarantees after the obligations to the holders are satisfied in accordance with the applicable indentures.

Precision Drilling Corporation 2021 Annual Report            33

Summarized Financial Information
The following tables include summarized financial information for the Obligor Group on a combined basis after elimination of (i) intercompany transactions and balances within the Obligor Group; (ii) equity in earnings from investments in the non-guarantor
subsidiaries; and (iii) intercompany dividend income.
Statements of Loss

	Parent and Guarantor Subsidiaries
	2021	2020
Revenue	$844,619	$752,794
Expenses	690,149	548,991
Earnings before income taxes, loss (gain) on redemption and repurchase of unsecured senior notes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	154,470	203,803
Net loss	(171,030)	(144,086)
Statements of Financial Position

	Parent and Guarantor Subsidiaries
	2021	2020
Assets
Current assets	$219,013	$227,265
Property, plant and equipment	1,909,951	2,085,460
Other non-current assets	79,033	79,104

	Parent and Guarantor Subsidiaries
	2021	2020
Liabilities
Current liabilities	$200,784	$123,472
Long-term debt	1,106,794	1,236,210
Other non-current liabilities	87,411	86,303
Excluded from the statements of loss and statements of financial position above are the following intercompany transactions and balances that the Obligor Group had with the non-guarantor
subsidiaries:

	Parent and Guarantor Subsidiaries
	2021	2020
Assets
Accounts receivable, intercompany	$34,373	$35,500
Short-term advances to affiliates	11,686	13,359

	Parent and Guarantor Subsidiaries
	2021	2020
Liabilities
Accounts payable and accrued liabilities, intercompany	$33,820	$25,374
Long-term advances from affiliates	128,606	89,830

34             Notes to Consolidated Financial Statements

NOTE 28.
SUBSIDIARIES
Significant Subsidiaries

		Ownership Interest
	Country of Incorporation	2021	2020
Precision Limited Partnership	Canada	100%	100%
Precision Drilling Canada Limited Partnership	Canada	100%	100%
Precision Diversified Oilfield Services Corp.	Canada	100%	100%
Precision Drilling (US) Corporation	United States	100%	100%
Precision Drilling Holdings Company	United States	100%	100%
Precision Drilling Company LP	United States	100%	100%
Precision Completion & Production Services Ltd.	United States	100%	100%
Grey Wolf Drilling Limited	Barbados	100%	100%
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100%	100%

Precision Drilling Corporation 2021 Annual Report            35